Grubb & Ellis Company 1551 N. Tustin Avenue, Suite 300 Santa Ana, CA 92705 714.667.8252 main 714.667.6860 fax www.grubb-ellis.com
VIA EDGAR
March 26, 2010
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re:	Grubb & Ellis Company File No.: 333-163550 Request for Withdrawal of Post-Effective Amendment No. 2
Ladies and Gentlemen:
Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, Grubb & Ellis Company (the “Registrant”) respectfully requests the withdrawal of the filing dated March 24, 2010 made under Form S-1/A, as Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration Statement No. 333-163550).
After discussions with the Staff, it is our understanding that the “Flag” which was used for EDGAR identification purposes incorrectly identified the above-referenced Post-Effective Amendment No. 2 as a pre-effective amendment (S-1/A), rather than a post-effective amendment (POSAM). As discussed with the Staff, immediately following the filing of this Form AW, the Registrant will file Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-163550) with the proper EDGAR “Flag” identifying it as a post-effective amendment. The Registrant confirms that no securities have been sold in connection with Post Effective Amendment No. 2.

Sincerely, GRUBB & ELLIS COMPANY
By:	/s/ Thomas P. D’Arcy
	Name:	Thomas P. D’Arcy
	Title:	President and Chief Executive Officer